*KW 3/12/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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14046882

SEC
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FEB 28 2014

Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 42836

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 4TH FLOOR
(No. And Street)

GREENWICH, (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE (203) 629-2181
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF CONNECTICUT)
) ss. Greenwich January 14, 2014
COUNTY OF FAIRFIELD)

Signature

PRESIDENT & CEO
Title

Notary Public Philip H. Bartels
Notary Public
My Commission Expires: 11/30/14

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows..
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
BCP Securities, LLC:

We have audited the accompanying statement of financial condition of BCP Securities, LLC & Subsidiaries (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of BCP Securities, LLC & Subsidiaries as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 12, 2014

BCP SECURITIES, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents		$ 4,247,214
Due from brokers		4,426,259
Securities owned, at fair value		8,710,444
Furniture, equipment and leasehold improvements	$ 1,238,597	
Less: accumulated depreciation and amortization	(880,068)	358,529
Security deposit and other assets		2,847,422
TOTAL ASSETS		$ 20,589,868

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accrued expenses and other liabilities	$ 4,758,688
Securities sold, not yet purchased, at fair value	6,071,314
TOTAL LIABILITIES	10,830,002
Members' capital	9,759,866
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 20,589,868

The accompanying notes are an integral part of this consolidated financial statement.

BCP SECURITIES, LLC & SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company primarily acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2013, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from these brokers.

The Company has three wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. (Spain), BCP Securities Asia Pte Ltd. (Singapore), and BCP Securties Do Brasil Representacoes Ltda., (the Subsidiaries). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. The consolidated financial statements include the accounts of both the Company and its wholly-owned subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on the trade date basis. Securities owned or sold, but not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The significant elimination entries between the Company and the consolidated subsidiaries dealt with:

- Corresponding investments in consolidated subsidiaries and shareholder's capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated subsidiaries have on their respective books and records.

The Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2013. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

NOTE 3. FAIR VALUE MEASUREMENTS (continued)

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 525,972	$ -	$ -	$ 525,972
US Treasury bills**	1,249,955	-	-	1,249,955
Sovereign government bonds	1,274,545	-	-	1,274,545
Corporate bonds	-	5,089,708	-	5,089,708
Foreign municipality bonds	-	1,820,219	-	1,820,219
Total	$ 3,050,472	$ 6,909,927	$ -	$ 9,960,399
% of Total	30.63%	69.37%	0%	100%

Liabilities	Level 1	Level 2	Level 3	Total
Equity securities	$(1,618,540)	$ -	$ -	$ (1,618,540)
Sovereign government bonds	(708,367)	-	-	(708,367)
Corporate Bonds	-	(3,618,626)	-	(3,618,626)
Foreign municipality bonds	-	(125,781)	-	(125,781)
Total	$(2,326,907)	$ (3,744,407)	$ -	$ (6,071,314)
% of Total	38.33%	61.67%	0%	100%

The following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.

Balance as of December 31, 2012	$ 69,899
Income / Loss (Realized)	8,643
Redemption	(178,542)
Balance as of December 31, 2013	$ -

****Note: The Company's US Treasury bills (fair value of $1,249,955) was reported as cash and cash equivalents on the consolidated statement of financial condition.**

NOTE 4. INCOME TAXES

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013 management has determined that there are no material uncertain income tax positions.

NOTE 5. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2013 in the amount of approximately $410,880.

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $3,285,784, which was $2,983,908 in excess of its required net capital of $301,876. The Company's net capital ratio was 1.38 to 1.

NOTE 7. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 8. COMMITMENTS

The Company extended the lease on its Greenwich, Connecticut office from June 1, 2010 to May 31, 2015. The Company also has a lease on an office in Miami, Florida that was extended in June 2012 for another four years. Future minimum lease payments are as follows:

Year ending December 31,	CT Amount	FL Amount	Total Amount
2014	$ 387,816	$ 48,456	$ 436,272
2015	161,590	49,766	211,356
2016	-	8,519	8,519
	$ 549,406	$ 106,741	$ 656,147

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended, except as noted below.

The Company is named as a defendant in a lawsuit captioned as MaryLeBone PCC Limited – Rose 2 Fund, on behalf of itself and all similarly situation persons vs. Millennium Global Investments Ltd., Millennium Asset Management Ltd., Michael R. Balboa, Globeop Financial Services LLC, Globeop Financial Services Ltd., SS&C Technologies, Inc., BCP Securities LLC and XYZ Corp., currently pending the United States District Court in the Southern District of New York. The lawsuit was brought as a putative class action. On December 21, 2012, the Company reached a preliminary settlement of the lawsuit that provides, among other things, for a settlement payment of $500,000 by the Company and responsibility to pay up to $50,000 of the costs for providing notice to the class and administering the settlement. The settlement is subject to court approval. The parties have a filed a motion for approval of the settlement, which is pending before the court. The Company has created a reserve of $550,000 to cover the payments that will be due if the court approves the settlement.

On February 5, 2013, the Company entered into a settlement agreement with the Joint Liquidators for the Millennium Global Emerging Credit Fund Ltd and the Millennium Global Emerging Credit Master Fund Ltd. (collectively "the Millennium Funds"), in response to certain claims asserted by the Joint Liquidator arising from the failure of the Millennium Funds. Under the settlement agreement, the terms of the settlement are confidential. However, the amount of the settlement did not exceed the legal reserve of $2,000,000 that was established by the Company in 2012 for potential liabilities and costs relating to the Millennium Funds.

NOTE 9. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 10. SUBSEQUENT EVENTS

Through the date this report was available for release no events have been identified which require disclosure.